News Release

RECEIVED

2007 MAY 17 A 9:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH®

07023604

SUPPL

Zurich announces record three month results fueled by continued operating discipline and selective growth

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 16, 2007 – Zurich Financial Services Group (Zurich) reported today another record set of results for the three months to March 31, 2007, based on continued strong operating performances with profit improvements in all business segments of the Group.

"These excellent results reflect our ability to balance operating discipline and selective growth across our well-diversified book of business," remarked Zurich's Chief Executive Officer James J. Schiro. "Going forward, we are confident this combination will provide further opportunities for profitable growth, particularly in emerging markets, parts of Europe and in personal lines in the United States."

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MAY 2 1 2007
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FINANCIAL

Performance highlights include:

- **Net income[1] of USD 1.4 billion, an increase[2] of 71%[3]. Annualized return on equity (ROE) of 23.5%**
- **Business operating profit (BOP) of USD 1.7 billion, an increase of 25%. Annualized BOP ROE[4] after tax of 21.4%**
- **General Insurance combined ratio of 93.3%, an improvement of 1.5 percentage points. Gross written premiums and policy fees of USD 10.2 billion, up 4% or -1% in local currency**
- **Strongly increased Global Life new business value of USD 146 million up 43%, with new business margin (% of APE) of 23.2%[5] and APE up 8% or 2% in local currency**
- **Farmers Management Services' management fees and other related revenues increased 4% to USD 542 million**
- **Shareholders' equity continued to increase to USD 26.5 billion net of share buyback to date of USD 438 million**

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"Driving these visible profit margin enhancements is our rigorous approach to operational excellence," Schiro added. "Contributing to this is not only our operational improvement program The Zurich Way but also steady progress in areas such as capital management, tax efficiency and the further streamlining of our corporate structure. This, along with selective growth opportunities, gives us confidence going forward."

Applying The Zurich Way best practice processes and procedures to all core functions, including underwriting, claims, reserving, distribution management, finance and talent management, the Group targets, as previously announced, USD 700 million of after tax benefits for 2007 alone, and the company is well on track to achieve its goal.

General Insurance: With business operating profit up 29% over the last year to USD 1.1 billion, General Insurance had a strong showing in the first quarter, absorbing both the impact of the Kyrill storm in Europe as well as some reduction in rates. The operating performance was largely driven by a better underwriting result, up USD 120 million, and an increase in investment income by USD 108 million. The combined ratio improved by 1.5 percentage points to 93.3%, in spite of the USD 152 million loss from Kyrill, which was fully absorbed by the European businesses.

Gross written premiums and policy fees recorded a 4% increase in dollar equivalent terms. In local currency, this development was slightly down due to mostly opposing rate and volume movements, both within regional areas as well as across the Group. The proactive management of targeted business areas and profitable lines of business through enhanced segmentation techniques proved successful in limiting the loss in premium volume and even allowed a slight rate increase on renewed business in most operations.

In North America, for example, these actions were successful in holding our rates in a market where reported rates continue to fall. Rates in Europe showed overall some signs of improvements, offsetting continued reductions in the UK and Ireland. While volumes tended to be flat or slightly reduced across the region, in the UK volume has stabilized during the quarter following a series of previous declines. Successful customer retention also marked the performance in Global Corporate, where the impact of rate reductions in a number of business lines contributed to a reduced premium volume. Meanwhile International Businesses managed to increase volumes as well as its profitability.

Global Life: The Global Life segment with its continued focus on its chosen unit-linked and protection markets posted a strong operating performance with new business value rising 43% to USD 146 million, a 36% increase in local currencies, and a business operating profit of USD 317 million, up 11%. All key regions contributed to this result, which reflects in varying degrees a combination of Annual Premium Equivalent (APE) growth and higher new business margins. While certain areas and businesses such as the global expatriate business located in the Isle of Man, Greater China or Ireland had strong APE growth as well, increases in new business value in the US, Switzerland and Germany were more from increased margins.

APE volumes increased by 8% in dollar equivalent terms or 2% in local currencies. As the implementation of growth initiatives progresses over the course of the year, we remain confident to be on track for double digit growth by the year end. The strongest volume increases in local currencies were recorded in Greater China, up 82%, making our Emerging Markets life business the second biggest market, accounting for 22% of the first quarter's APE production. Ireland, up 21%, and Switzerland, up 12%, where the

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successful introduction of cross-border products contributed to the improving trend, also had forceful volume expansions. This was partly offset by a slow start in the UK, Germany and Spain, due in part to differences in the timing of sales campaigns. The increase in new business margin from 17.7% to 23.2% reflected continued broad based margin discipline coupled with structural changes in the US term business, refinements to the business operations in Switzerland and increases to the risk free rate in Germany.

Farmers Management Services: Farmers' management fees and other related revenues grew by 4% to USD 542 million as a result of targeted investments in its distribution platform and product enhancements that enabled the Farmers Exchanges, which Zurich manages but does not own, to achieve market-beating first quarter premium growth of 5%.

While Farmers' business operating profit increased 3% to USD 330 million, the operating margin was reduced to 47.9%. This margin compression reflects the continuing impact of investments in growth initiatives as well as expenses related to the creation of the North America shared services platform, which will drive operating efficiencies.

Other Businesses: The Other Businesses segment delivered its expected contribution to the Group's overall profitability and achieved a business operating profit of USD 143 million, up 32%. Of this, USD 44 million is attributable to business ceded by the Farmers Exchanges. The contribution of the other operations in this segment was largely due to higher profits from run-off businesses other than Centre, while Centre's profitability remained in line with previously indicated profitability levels.

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Group investments: The net investment result for Group investments of USD 2.4 billion is up 7%, in line with the growth in the average invested assets to USD 192.1 billion. Net capital gains, however, remained flat. This resulted in a stable investment return of 1.2% (not annualized).

[1] Attributable to shareholders.

[2] All comparisons refer to the first three months of 2006 unless stated otherwise.

[3] The 2006 net income was after a charge for US regulatory settlement costs of USD 262 million net of tax (USD 325 million pre taxes).

[4] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[5] Calculated on the European Embedded Value basis.

Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 9:30 a.m. CEDT. Media may listen in by telephone. Please dial-in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 05
- UK +44 (0)207 107 06 13
- USA +1 (1) 866 865 51 44

The presentation to analysts and investors will be audio webcast on our Web site www.zurich.com live, followed by a webcast replay available after 12:00 p.m. CEDT.

Supplemental financial information, including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 9:30 a.m. CEDT. Please click on the "Results Reporting Q1, 2007 - Media View" link on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2007 and 2006 and the financial position as of March 31, 2007 and December 31, 2006, respectively. The 2006 amounts have been restated for the implementation of a change in accounting policy in accordance with IAS 19 Employee Benefits. Interim results are not necessarily indicative of full-year results.

in USD millions, for the three months ended March 31, unless otherwise stated	2007	2006 [1]	Change in GC[2]	Change in LC
Business operating profit	**1'734**	1'392	25%	
Net income attributable to shareholders	**1'387**	810	71%	
General Insurance gross written premiums and policy fees	**10'216**	9'861	4%	(1%)
Global Life gross written premiums, policy fees and insurance deposits	**5'239**	5'357	(2%)	(10%)
Farmers Management Services management fees	**542**	522	4%	4%
General Insurance business operating profit	**1'135**	883	29%	
General Insurance combined ratio (in %) [3]	**93.3%**	94.8%	1.5 pts	-
Global Life business operating profit	**317**	285	11%	
Global Life new business value, after tax [4]	**146**	102	43%	36%
Global Life gross new business annual premium equivalent (APE)	**628**	579	8%	2%
Farmers Management Services business operating profit	**330**	319	3%	
Farmers Management Services gross operating margin (in %) [5]	**47.9%**	53.3%	(5.4 pts)	(5.4 pts)
Group investments average invested assets [6]	**192'097**	179'169	7%	7%
Group investments results, net	**2'370**	2'214	7%	1%
Group investments return (as % of average invested assets)	**1.2%**	1.2%	0.0 pts	(0.3 pts)
Shareholders' equity [7]	**26'515**	25'587	4%	3%
Diluted earnings per share (in CHF)	**11.60**	7.11	63%	
Return on common shareholders' equity (ROE)[8]	**23.5%**	16.6%	6.9pts	
Business operating profit (after tax) return on common shareholders' equity [8]	**21.4%**	19.8%	1.6pts	

[1] Restated as a result of the SoRIE option under IAS 19 Employee Benefits.

[2] Positive / (negative) change.

[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.

[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.

[5] Farmers Management Services gross operating margin is calculated as the sum of Farmers' management fees less management expenses, divided by Farmers management fees.

[6] Excluding cash collateral received for securities lending.

[7] As of March 31, 2007 and December 31, 2006, respectively.

[8] Returns for the three months ended March are annualized on a compound basis using the results for the three months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

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